BAYTEX RESTARTS PRODUCTION FOLLOWING ALBERTA WILDFIRES

CALGARY, ALBERTA (May 29, 2023) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is pleased to advise that we have brought back onstream the full 24,000 boe/d of production that was shut-in as a result of the Alberta wildfires. There was no damage to our assets or infrastructure. We estimate that production was curtailed by approximately 12,500 boe/d for the month of May.

Wildfires remain active in our operating areas and we continue to monitor the situation closely. Baytex is incredibly proud of how our personnel responded with sound, safety-focused decision making. We would like to thank the emergency responders and firefighters who worked tirelessly to protect our communities.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com